UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Farmer Bros. Co.
__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $1.00 per share
__________________________________________________________________________________

(Title of Class of Securities)

307675108
__________________________________________________________________________________

(CUSIP Number)

John “Jack” Murphy

Levin Easterly Partners LLC

595 Madison Avenue, 17th Floor

New York, NY 10022

Telephone: (212) 859-0800
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 29, 2019
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108
1. Names of Reporting Persons.
Levin Easterly Partners LLC

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
IA

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings LLC

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings II LLC

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings III LLC

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings IV LLC

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
IN

CUSIP No. 307675108
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,126,170

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,822,456

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,822,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
IN

CUSIP No. 307675108
1. Names of Reporting Persons.
John Murphy

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,127,285

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,823,571

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,823,571

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
10.7%

14. Type of Reporting Person
IN

CUSIP No. 307675108
1. Names of Reporting Persons.
Levin Capital Strategies, LP

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Source of Funds
WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,115

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,115

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,115

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares o

13. Percent of Class Represented by Amount in Row (11)
0.01%

14. Type of Reporting Person
IA

EXPLANATORY NOTE

On March 29, 2019, Levin Easterly Partners LLC (“Levin Easterly”) closed the transaction (the “Transaction”) pursuant to an asset purchase agreement under which Levin Easterly acquired Levin Capital Strategies, LP’s (“LCS”) institutional asset management business and related operations, including, the investment advisory accounts serviced by that business and associated assets, liabilities and employees.  The strategies and accounts transferring to Levin Easterly are those “long-only” strategies directly managed by John “Jack” Murphy (“Mr. Murphy”) and an Event Driven strategy managed by Sam Hendel.

As a result of the Transaction, investment advisory agreements for certain managed accounts and sub-investment advisory accounts that hold shares of common stock, par value $1.00 per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”), were transferred from LCS to Levin Easterly.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

ITEM 1.SECURITY AND ISSUER.

This statement relates to the Shares of the Issuer.  The address of the principal executive offices of the Issuer is 1912 Farmer Brothers Drive, Northlake, Texas 76262.

ITEM 2.IDENTITY AND BACKGROUND.

(a)This statement is filed by:

(i)Levin Easterly Partners LLC, a Delaware limited liability company (“Levin Easterly”),

(ii)LE Partners Holdings LLC, a Delaware limited liability company (“LEPH”),

(iii)LE Partners Holdings II LLC, a Delaware limited liability company (“LEPH II”),

(iv)LE Partners Holdings III LLC, a Delaware limited liability company (“LEPH III”),

(v)LE Partners Holdings IV LLC, a Delaware limited liability company (“LEPH IV”),

(vi)Darrell Crate, a U.S. citizen (“Mr. Crate”),

(vii)Avshalom Kalichstein, a U.S. citizen (“Mr. Kalichstein”),

(viii)John “Jack” Murphy, a U.S. citizen (“Mr. Murphy”), and

(ix)Levi Capital Strategies, LP, a Delaware limited partnership (“LCS”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal executive office of each of Levin Easterly, LEPH, Mr. Murphy and LCS is 595 Madison Avenue, 17th Floor, New York, New York 10022.  The address of the principal executive office of each of LEPH II, LEPH III, LEPH IV, and Messrs. Crate and Kalichstein is 138 Conant Street, Beverly, Massachusetts 01915.

(c)The principal business of Levin Easterly is acting as the investment advisor to certain managed accounts and as a sub-investment advisor to certain other investment companies. The principal business of LEPH is to act as the managing member of Levin Easterly.  The principal business of LEPH is to act as the managing member of LEPH II.  The principal business of LEPH II is to act as the managing member of LEPH III. The principal business of LEPH III is to act as the managing member of LEPH IV.  Each of Messrs. Crate and Kalichstein are principally employed as Managing Directors of Easterly Partners Group LLC, a Delaware limited liability company that is a private asset management holding company that has interests in boutique investment management firms.  Mr. Crate is also the Chairman of Levin Easterly and the managing member of LEPH IV.  Mr. Kalichstein is a member of LEPH IV.  The principal business of Mr. Murphy is acting as the Chief

Investment Officer of Levin Easterly.  The principal business of LCS is acting as the investment advisor to certain managed accounts and pooled investment vehicles.

(d)During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Each of Messrs. Murphy, Crate and Kalichstein and is a citizen of the United States of America.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,822,456 Shares owned directly by Levin Easterly is approximately $44,408,098, including brokerage commissions.  The aggregate purchase price of the 1,155 Shares owned directly by LCS is approximately $33,300, including brokerage commissions.

ITEM 4. PURPOSE OF TRANSACTION.

Under the direction of and management of Mr. Murphy, then portfolio manager at LCS, LCS purchased the Shares based on LCS’s and Mr. Murphy’s belief, that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investments, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,002,529 Shares outstanding as of February 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2019.

A.Levin Easterly

(a)As of the close of business on March 31, 2019, Levin Easterly beneficially owned 1,822,456 Shares.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.LEPH

(a)As of the close of business on March 31, 2019, LEPH beneficially owned 1,822,456 Shares.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)LEPH has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.LEPH II

(a)As of the close of business on March 31, 2019, LEPH II beneficially owned 1,822,456 Shares.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)LEPH II has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.LEPH III

(a)As of the close of business on March 31, 2019, LEPH III beneficially owned 1,822,456 Shares.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)LEPH III has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.LEPH IV

(a)As of the close of business on March 31, 2019, LEPH IV beneficially owned 1,822,456 Shares.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)LEPH IV has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.Darrell Crate

(a)As Chairman of Levin Easterly and a member of LEPH IV, Mr. Crate is deemed to beneficially own 1,822,456 Shares beneficially owned by Levin Easterly.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)Mr. Crate has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.Avshalom Kalichstein

(a)As a member of LEPH IV, Mr. Kalichstein is deemed to beneficially own 1,822,456 Shares beneficially owned by Levin Easterly.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,126,170*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,822,456*

* See Item 5(d) for further discussion.

(c)Mr. Kalichstein has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.John “Jack” Murphy

(a)As Chief Investment Officer of Levin Easterly, Mr. Murphy is deemed to beneficially own 1,823,571 Shares beneficially owned by Levin Easterly and one managed account at LCS.

Percentage: Approximately 10.7%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,127,285*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,823,571*

* See Item 5(d) for further discussion.

(c)Mr. Murphy has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.LCS**

(a)As of the close of business on March 31, 2019, LCS beneficially owned 1,115 Shares.

Percentage: Approximately 0.01%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 1,115*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,115*

* See Item 5(d) for further discussion.

**Amounts set forth above include only those Shares of the Issuer held in an account managed by Mr. Murphy for whom LCS acts as investment manager and do not include any other Shares of the Issuer beneficially owned by LCS for which Mr. Murphy does not have investment discretion or voting power.

(c)The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)Various separately managed accounts for whom Levin Easterly acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 1,822,456 Shares. Dispositive power over such Shares is shared.  Voting power over such Shares is deemed shared between such managed accounts and Levin Easterly with respect to 1,126,170 Shares.

One managed account managed by Mr. Murphy for whom LCS acts as investment manager has the right to receive dividends from, and the proceeds from the sale of 1,115 Shares. Dispositive power over such Shares is shared.  Voting power over such Shares is deemed shared between such managed account and LCS with respect to 1,115 Shares.

(e)Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 8, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2019	LEVIN EASTERLY PARTNERS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Chairman

LE PARTNERS HOLDINGS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS II LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS III LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS IV LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

	By:	/s/ Darrell Crate
Name: Darrell Crate

171718

By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein

By:	/s/ John Murphy
Name: John Murphy

LEVIN CAPITAL STRATEGIES, LP

By:	/s/ John A. Levin
Name: John A. Levin
Title: Chairman and Managing Member

181818

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
March 29, 2019	IA Termination*	1,366,903	--	Levin Easterly Partners LLC Levin Capital Strategies, LP
March 31, 2019	IA Termination*	455,553	--	Levin Easterly Partners LLC Levin Capital Strategies, LP

* Represents an assignment to Levin Easterly Partners LLC from Levin Capital Strategies, LP.